[COVINGTON & BURLING LETTERHEAD]

July 29, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:
New-Co Chemical, Inc.
Registration Statement on Form S-1
Filed June 6, 2005
File No. 333-125574

Dear Ms. Long:

On behalf of New-Co Chemical, Inc., a Delaware corporation (the "Registrant"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Registrant's Registration Statement on Form S-1, File No. 333-125574, filed June 6, 2005. In addition, we will provide a marked copy showing changes from the initial filing of the registration statement for your convenience.

We are providing the following responses to the comment letter dated July 1, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's initial filing of the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1.

General

1.
We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

  The Registrant acknowledges that it must file a pre-effective amendment to the registration statement containing the number of shares, pricing-related information and other non-430A information, including information regarding the Registrant's capital structure and a bona fide estimated price range, prior to circulating a preliminary prospectus. The Registrant will provide such additional information in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.

2.
Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

  The only graphics or photos that the Registrant intends to include in the printed prospectus are included on pages 1, 6, 53, 55, 57, 60 and 63 of the registration statement. If the Registrant determines that it is desirable to include additional graphics or photos in the prospectus, the Registrant will include such graphics or photos in an amendment to the registration statement. The

  Registrant acknowledges that the Staff may have further comments regarding any such additional information.

3.
Various portions of your prospectus appear written from the perspective of someone who is already quite familiar with your company and the separation transaction. For example, without limitation, you reference "certain subsidiaries," "certain events," "certain products," "certain jurisdictions," and "certain benefits." Revise to replace the term "certain" with disclosure that is meaningful to investors.

  The Registrant has replaced the term "certain" with descriptive language as appropriate throughout the prospectus in response to the Staff's comment.

4.
We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

  The Registrant acknowledges that the Staff may have further comment regarding any items that currently are blank once such information has been completed.

5.
Note 1 to your financial statements for the years ended December 31, 2004, 2003, and 2002 states that Kerr-McGee's board authorized management to pursue alternatives for the separation of its chemical business, including a "spin-off or sale." Is a sale still being contemplated by Kerr-McGee? Please tell us about such a sale, as we note from your document that Kerr-McGee "intends" to consummate the Distribution and has sole discretion to decide if the Distribution will occur. We may have further comment based on your response.

  As of the filing date of Amendment No. 1, the Registrant's parent, Kerr-McGee Corporation ("Kerr-McGee"), continues to evaluate its alternatives for the separation of its chemical business, including through a spin-off or sale. If Kerr-McGee elects to sell its chemical business, the Registrant will not complete an initial public offering of its common stock at this time. If Kerr-McGee elects to separate its chemical business through a spin-off, it intends to discontinue the sale process and, subject to market and other conditions, complete the initial public offering of the Registrant's common stock. Kerr-McGee currently intends to follow any initial public offering with a distribution of its remaining shares in the Registrant to its public stockholders, although Kerr-McGee will have the sole discretion to decide when, how and if it will effect such distribution.

Table of Contents, page i

6.
Please revise your table of contents to contain the page numbers of the various sections and subdivisions of your prospectus. See Regulation S-K, Item 502(a).

  As required by Item 502(a) of Regulation S-K, we have revised the registration statement to identify the page numbers of the various sections and subdivisions of the prospectus, including a specific identification of the risk factors section.

Prospectus Summary, page 1

7.
Please balance your disclosure concerning your net sales by disclosing your net loss for 2004.

  The Registrant has revised the disclosure in response to the Staff's comment on pages 1, 30 and 57 to include the net loss for 2004.

  The revised disclosure on pages 1 and 57 provides as follows:

  "In 2004, we had total net sales of $1.3 billion and a total net loss of $127.6 million."

  The revised disclosure on page 30 provides as follows:

  "In 2004, we had total net sales of $1.3 billion, a total net loss of $127.6 million and adjusted EBITDA of $106.3 million."

8.
Please provide the basis for your comparative and factual assertions here and throughout your document regarding the size of your operations, your market share, your leading positions, and information related to your industry that appears here and in Industry Background, beginning on page 53. Please provide us with independent support for these statements.

  The Registrant has revised the disclosure in response to the Staff's comment to provide the basis for the comparative and factual assertions throughout the registration statement. In addition, the Registrant will provide to the Staff supplemental, independent support for these statements, as noted in brackets in the following revised disclosure:

  Pages 1, 30 and 57: "We are the world's third largest producer and marketer of titanium dioxide based on reported industry capacity by the leading titanium dioxide producers, and we have an estimated 13% market share of the $9 billion global market in 2004 based on reported industry sales." [Supplemental Support Item 8-A]

  Pages 2 and 57: "We are the world's third largest producer and marketer of titanium dioxide products based on reported industry capacity by the leading titanium dioxide producers and the world's second largest producer and supplier of titanium dioxide manufactured via proprietary chloride technology, which we believe is preferred for many of the largest end-use applications." [Supplemental Support Item 8-A]

  Pages 2 and 57: "We estimate that we have a 15% share of the $5.2 billion global market for the use of titanium dioxide in coatings, which industry sources consider the largest end-use market." [Supplemental Support Item 8-B]

  Page 53: "These five major producers accounted for approximately 70% of the global market in 2004, according to reports by these producers." [Supplemental Support Item 8-C]

  Page 53: "We estimate based on reported industry sales by the leading titanium dioxide producers that global sales of titanium dioxide in 2004 exceeded 4.6 million tonnes, generating approximately $9 billion in industry-wide revenues." [Supplemental Support Item 8-D]

  Page 53: "The charts below summarize the global demand for titanium dioxide in 2004 by geography and end-use market based on total reported sales by the leading titanium dioxide producers and other industry sources:" [Supplemental Support Item 8-E]

9.
Please revise your disclosure to identify the measure used to conclude that you are the third largest producer of titanium dioxide products.

  The Registrant has revised the disclosure in response to the Staff's comment on pages 1, 2, 30 and 57 to identify the measure used to conclude that it is the third largest producer of titanium dioxide products. The revised disclosure provides as follows:

  "We are the world's third largest producer and marketer of titanium dioxide based on reported industry capacity by the leading titanium dioxide producers..."

Business Strategy, page 3

10.
Please revise to explain what you mean by "scorecard approach."

  The Registrant has revised the disclosure in response to the Staff's comment on pages 3 and 59 to clarify. The revised disclosure provides as follows:

          "We use specific and individualized operating measures throughout our organization to track and evaluate key metrics. This approach serves as a scorecard to ensure alignment with, and accountability for, the execution of our strategy, which includes the following components:"

Our Relationship With Kerr-McGee, page 4

11.
Please balance your disclosure in the first paragraph by stating that you will receive all assets and liabilities on an "as-is, where-is" basis and will have no recourse against Kerr-McGee for defects. We note your disclosure on page 77 in the first paragraph under the subheading "Contribution Agreement."

  The Registrant has revised the disclosure in response to the Staff's comment on page 4 to qualify its receipt of all assets and liabilities and to match the disclosure on page 76. The Registrant has replaced the first paragraph under the Subheading "Our Relationship with Kerr-McGee" with the following paragraph:

          "We are currently an indirect wholly-owned subsidiary of Kerr-McGee Corporation and were formed on May 17, 2005 to hold Kerr-McGee Corporation's chemical business. Kerr-McGee Corporation's chemical business is currently operated by various domestic and foreign subsidiaries of Kerr McGee, including, among others, Kerr-McGee Chemical Worldwide LLC and Kerr-McGee Chemical LLC. Each of those subsidiaries will be transferred to us prior to the closing of this offering, along with assets and liabilities primarily related to employee benefit plans. Some of the subsidiaries that will be transferred to us currently have, or have in the past had, businesses and properties that are unrelated to the chemical business we will operate after the closing of this offering. As a result, we will have liabilities that will be unrelated to our primary business. See "Risk Factors—We will be subject to liabilities that are unrelated to our primary business. These liabilities could adversely affect our financial condition and results of operations and we could suffer losses as a result of these liabilities even if our primary business performs well." Kerr-McGee will not represent or warrant as to the condition or quality of any assets, including any equity interests, to be transferred to us, the liabilities to be assumed by us or any other matters relating to our business. We will receive all assets and liabilities on an "as-is, where-is" basis and will have no recourse against Kerr-McGee if any asset, or the transfer of such asset, is defective in any way."

12.
Please explain how you will communicate the Distribution or Kerr-McGee's decision not to effect the Distribution to stockholders of New-Co Chemical.

  The Registrant intends to communicate information about the timing of the Distribution, including any decision by Kerr-McGee not to effect the Distribution, by issuing press releases and filing reports on Form 8-K with the Commission as it deems necessary and appropriate to keep stockholders informed about the status of the Distribution.

13.
Please disclose the total value of the transaction. We note that you will distribute all of the net proceeds of this offering to Kerr-McGee, as well as a majority of the net proceeds of any additional financing. What is the aggregate value of what Kerr-McGee receives in the separation?

  The Registrant will provide the total value of the transaction and the aggregate value of what Kerr-McGee will receive in the separation in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.

Additional Financing, page 5

14.
You state that you expect to obtain additional financing concurrently with or shortly following the completion of the offering. Please provide updated and detailed disclosure once more information is available and file any corresponding documents.

  The Registrant will provide updated and detailed disclosure about additional financing in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed. The Registrant undertakes to file any corresponding material agreements once forms of such agreements are agreed to by the applicable parties.

Dividend Policy, page 7

15.
Please revise pages seven and 26 to remove disclosure of your intended dividend amount or demonstrate your ability to pay the regular quarterly dividend.

  The Registrant has revised the disclosure on pages 7 and 26 to remove the reference to an intended dividend amount. The revised disclosure on page 7 provides as follows:

  "Following completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock and Class B common stock. The declaration and payment of dividends is discretionary, and the amount, if any, will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See "Dividend Policy.""

  The revised disclosure on page 26 provides as follows:

          "Following completion of this offering, we intend to pay a regular quarterly dividend to our Class A and Class B stockholders. The declaration and payment of future dividends is discretionary, and the amount, if any, will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liquidity and Capital Resources.""

Summary Financial Data, page 9

16.
Please ensure that, when completed, your presentations on pages nine and 27 include discussion of each adjustment between the actual and adjusted columns.

  The Registrant will include each adjustment between the actual and adjusted columns in the presentations on pages 9 and 27 when those presentations are completed.

17.
The subtotal in your reconciliation of net income to adjusted EBITDA currently characterized as EBITDA is adjusted for items other than interest, taxes, depreciation, and amortization. Please move these additional adjustments below the EBITDA subtotal.

  The Registrant has moved adjustments for items other than interest, taxes, depreciation, and amortization below the EBITDA subtotal.

18.
Please also provide each of the disclosures required by Item 10(e) of Regulation S-K for the non-GAAP measure currently characterized as EBITDA.

  The Registrant has revised the registration statement to provide each of the disclosures required by Item 10(e) of Regulation S-K for the non-GAAP measure currently characterized as EBIDTA.

19.
Please revise your reconciliation of net income to adjusted EBITDA to separately present interest expense from loss on the sale of receivables and depreciation and amortization from asset write-downs.

  The Registrant has revised the reconciliation of net income to adjusted EBITDA to present interest expense separately from loss on the sale of receivables and depreciation and amortization from asset write-downs in response to the Staff's comment.

20.
It is unclear whether your presentation of adjusted EBITDA as a liquidity measure is appropriate given its adjustment for environmental remediation and restoration costs, net of reimbursements. Such costs appear to require cash settlement. Please tell us why you believe your presentation is consistent with Item 10(e)(1)(ii)(A) of Regulation S-K and the response to Question 10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

  With respect to the presentation of adjusted EBITDA as a liquidity measure, the Registrant is considering the Staff's comment. The Registrant intends to address the comment in an amendment to the registration statement once the Registrant has negotiated its credit agreements and knows the types of financial covenants to which it will be subject.

21.
Please revise your disclosure to provide a direct reconciliation from your non-GAAP liquidity measure, adjusted EBITDA, to cash provided by operating activities. Your current presentation of a reconciliation of your non-GAAP measure to net income alongside a reconciliation of net income to cash provided by operating activities is less understandable than a direct reconciliation. This is so in part because the two reconciliations you present share several similarly labeled line items with different amounts for the same periods. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

  The Registrant has revised the disclosure to provide a direct reconciliation from adjusted EBITDA to cash provided by (used in) operating activities in response to the Staff's comment.

Risk Factors, page 12

22.
Please add a risk factor noting that you have been losing money in recent periods.

  The Registrant has added the following risk factor to the risk factor section of the registration statement in response to the Staff's comment:

  "We have experienced net losses in recent years. Our business, financial condition and results of operations could be adversely affected if this continues.

          We have experienced net losses of $127.6 million, $92.7 million and $97.3 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. To the extent that we continue to experience net losses, there may be adverse consequences to our business, financial condition and results of operations. For example, continuing to experience net losses may impair our long-term ability to continue operations at present levels and may impair our ability to make needed capital improvements and investments. Although our financial performance has improved in the first three months of 2005, there is no guarantee that our performance will continue to improve at the same rate, if at all."

We Will Have Liabilities That Are Not Typical..., page 12

23.
Please revise your heading and discussion to specify the risk you will face. What liabilities are associated with the "treatment of forest products, the production of ammonium perchlorate, the refining and marketing of petroleum products and the mining, milling and processing of nuclear materials?" Please keep in mind that someone unfamiliar with the titanium dioxide business or these other businesses should be able to understand these risks.

  The Registrant has revised the heading and discussion of this risk factor to specify the risk that the Registrant faces. The revised risk factor discusses the liabilities associated with the "treatment of forest products, the production of ammonium perchlorate, the refining and marketing of petroleum products and the mining, milling and processing of nuclear materials."

  "We will be subject to liabilities that are unrelated to our primary business. These liabilities could adversely affect our financial condition and results of operations and we could suffer losses as a result of these liabilities even if our primary business performs well.

          Prior to the completion of this offering, Kerr-McGee will transfer to us those of its subsidiaries that currently operate its chemical business. Some of the subsidiaries that will be transferred to us currently have, or have in the past had, businesses or properties that are unrelated to the chemical business we will operate after the closing. Those other businesses and properties include, among others, businesses involving, and properties used in, the treatment of forest products, the production of ammonium perchlorate, the refining and marketing of petroleum products and the mining, milling and processing of nuclear materials. As a result, we will be subject to liabilities that are in addition to those presented by our primary business, including legal, regulatory and environmental liabilities. For example, we will have liabilities relating to the remediation of various sites at which chemicals such as creosote and perchlorate, low-level radioactive substances, asbestos and other materials have been used or disposed. Our financial condition and results of operations could be adversely affected by these liabilities. We could suffer losses as a result of these liabilities even if our primary business performs well. See note 21 to our audited combined financial statements included elsewhere in this prospectus for a discussion of these liabilities."

Costs of Environmental Liabilities..., page 12

24.
Please revise the statement in that "it is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters," as you are responsible for all information in your prospectus. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

  The Registrant has deleted the referenced sentence from this risk factor in response to the Staff's comment.

Our Business, Financial Condition and Results Of Operations Could Be Adversely Affected By the Political and Economic Conditions of the Countries..., page 14

25.
Describe with greater specificity the risks that arise from your operations in specific foreign markets. For example, in which countries or regions are you subject to civil disturbances or political instability and what measures have you undertaken to address this? Are there specific countries in which you operate that may be more susceptible to changes in political, legal, regulatory or economic conditions? Please revise.

  The Registrant has revised this risk factor in response to the Staff's comment. The Registrant is not more susceptible to changes in political, legal, regulatory or economic conditions in any particular foreign country, but instead is particularly susceptible to conditions that affect global and regional economic conditions, as well as global gross domestic product. The Registrant has revised this risk factor to clarify the risk. The revised risk factor provides as follows:

  "Our business, financial condition and results of operations could be adversely affected by global and regional economic downturns and other conditions.

          We have significant production, sales and marketing operations throughout the United States, Europe and the Asia-Pacific region, with more than 1,100 customers in over 100 countries. We also purchase many of the raw materials used in the production of our products in foreign jurisdictions. In 2004, approximately 45% of our total revenues were generated from sales outside of the United States. Due to these factors, our performance, particularly the performance of our pigment segment, is cyclical and tied closely to global and regional economic conditions, including global gross domestic product. As a result, our business, financial condition and results of operations are vulnerable to political and economic conditions affecting global gross domestic product and the regions in which we operate. For example, from 2000 through 2003, our business was affected when the titanium dioxide industry experienced a period of unusually weak business conditions as a result of a variety of factors, including the global economic recession, exceptionally rainy weather conditions in Europe and the Americas, and the outbreak of SARS in Asia. Based on these factors, global and regional economic downturns and other conditions may have an adverse effect on our financial condition and results of operations."

Management's Discussion and Analysis, page 30

Overview, page 30

26.
Please revise your presentation to include discussion of net income wherever adjusted EBITDA is discussed, including the first paragraph of this section. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

  The Registrant has revised the disclosure in response to the Staff's comment on page 30. The revised disclosure provides as follows:

  "In 2004, we had total net sales of $1.3 billion, a total net loss of $127.6 million and adjusted EBITDA of $106.3 million."

Results of Operations, page 32

27.
Please revise your presentation of summarized segment results on page 32 to include a reconciliation of the sum of your segments' performance measures, which you refer to as operating profit (loss), to GAAP operating income. Please refer to Question 19 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

  The Registrant has added a subtotal to the presentation of summarized segment results on page 32 that reconciles the segment operating profit (loss) to the unlabeled subtotal depicting operating income reflected in the combined statement of operations.

28.
Please revise your discussion of period-to-period results to quantify the incremental impact of each business reason noted as contributing to a change between periods. Please also revise your discussion of segment results to include gross margin. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

  The Registrant has revised the discussion of period-to-period results in response to the Staff's comment as appropriate throughout the "Results of Operations" sub-heading to quantify the incremental impacts contributing to a change between periods.

  The Staff's comment also directs the Registrant to revise its discussion of segment results to include gross margin. With regard to this comment, the Registrant respectfully submits that its disclosure fully complies with Item 303(a)(3) of Regulation S-K. As required by Item 303(a)(3), and where appropriate, the Registrant has provided disclosure of:

  •
  any unusual or infrequent events or transactions and any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, the extent to which income was so affected,

  •
  any known trends or uncertainties that have had or that the Registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations,

  •
  a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, and

  •
  the impact of inflation and changing prices on the Registrant's net sales and revenues and on income from continuing operations.

  In addition, the Registrant's current disclosure is responsive to the Commission's guidance reflected in Section 501.04 of the Codification of Financial Reporting Policies. In this regard, as recognized by the Commission in Release 33-7620, SFAS No. 131 requires that a company provide for each reportable segment quantitative disclosure of two basic items—total assets and a measure of profit or loss. Management retains discretion, however, to determine what it will report based on how it operates its business. The Registrant submits that the two measurements currently disclosed in its MD&A, net sales and operating profit, are the measurements that the Registrant considers in operating its business. Further, gross margin is not among the items that SFAS No. 131 requires a company to disclose given that it is not the company's primary measurement of segment profit or loss. Accordingly, the Registrant has not revised its discussion of segment results to include gross margin.

Contractual Obligations and Commitments, page 41

29.
We note your disclosure on page 42 that Kerr-McGee Chemical Worldwide LLC's guarantee on the 2001 note is expected to be removed prior to the offering. Tell us whether the note holders have released this entity from the guarantee upon separation from Kerr-McGee or, alternatively, that Kerr-McGee has agreed to indemnify you for any loses under the guarantee. If the holders of the notes have not released Kerr-McGee Chemical Worldwide from the guarantee, provide supplemental explanation how the obligation as guarantor of the notes has been extinguished, as you might be secondarily liable if Kerr-McGee were unable or unwilling to honor the notes. We may have additional comments upon review of your response.

  The Registrant does not expect Kerr-McGee Chemical Worldwide LLC to be subject to the guarantee at the time of the offering. The Registrant will provide additional information about the guarantee when such information becomes available.

Income Taxes, page 48

30.
We note your disclosure that if Kerr-McGee fails to pay taxes attributable to it under the tax sharing agreement for periods prior to and including its current taxable year, that you could be liable for these taxes. If material, please disclose this in your risk factors.

  The Registrant respectfully submits that it considers the likelihood remote of Kerr-McGee not paying taxes attributable to it under the tax sharing agreement for periods prior to and including its current taxable year. As such, the risk that the Registrant may become liable for these taxes is not material.

Critical Accounting Policies, page 46

Benefit Plans, page 48

31.
We note your statement here that Kerr-McGee is transferring unfunded defined benefit obligations to you and that the projected benefit obligation that you will incur is $147 million. Please reconcile this disclosure with your statement on page 84 that you anticipate the plan being "fully funded as of the completion of the Distribution."

  After the Distribution, the Registrant will establish two new benefit plans. The first benefit plan will be a defined benefit retirement plan and related trust for the Registrant's employees and former employees who participated in Kerr-McGee's defined benefit retirement plans at the Distribution date. The Registrant anticipates that the defined benefit retirement plan will be fully funded as of the completion of the Distribution. The second benefit plan is a postretirement plan for health care and life insurance, which will be unfunded and will have estimated benefit obligations of approximately $147 million when Kerr-McGee transfers a portion of its liabilities to the Registrant.

Patents and Other Intellectual Property, page 66

32.
Please disclose when your intellectual property rights with respect to your material patents expire or terminate.

  The Registrant respectfully submits that, while its patents, together with its trade secrets and other proprietary technology, contribute to its long-term success, it does not consider any one patent, or the expiration or termination of any one patent, material to its financial conditions or results of operations.

Legal Proceedings, page 68

33.
We note "some" of your lawsuits and claims pending against you are summarized in this section. Please revise to delete the term "some," remove the cross-reference to note 21, and disclose all of the information required by Item 103 of Regulation S-K. We may have further comment based on your revised disclosure.

  The Registrant respectfully submits that it has disclosed all of the information required by Item 103 of Regulation S-K in the registration statement clearly and efficiently. Under the revised "Legal Proceedings" section on page 68, the Registrant has described the legal proceedings required to be disclosed by Item 103 of Regulation S-K by (i) describing each legal proceeding that satisfies the standards set forth in Item 103 of Regulation S-K but that is not included in note 21 to the financial statements as a material contingency and (ii) informing the reader that other legal proceedings and pending claims, which both satisfy the standards set forth in Item 103 of Regulation S-K and are considered material contingencies, can be found in note 21 to the financial statements.

  The Registrant respectfully submits that repeating disclosures contained in the notes to the financial statements in response to Item 103's requirements is inconsistent with Rule 421(b) of Regulation C under the Securities Act, which militates against the repetition of disclosure in "different sections of the document that increases the size of the document but does not enhance the quality of the information."

  The revised disclosure provides as follows:

          "For a complete discussion of our material legal proceedings and contingencies, including proceedings related to our environmental liabilities, please see note 21 to our audited combined financial statements included elsewhere in this prospectus."

Board of Directors, page 70

34.
Disclose the class that each board member will belong to upon consummation of the offering.

  The Registrant will disclose the class to which each board member belongs in an amendment to the registration statement after such information is available.

Director Compensation, page 72

35.
Please revise to disclose what you mean by "customary compensation." Use quantification in your revised disclosure, if available.

  The Registrant has not yet determined director compensation. The Registrant will add relevant disclosure regarding director compensation in an amendment to the registration statement subsequent to such determination.

Description of Capital Stock, page 86

36.
Please revise your disclosure to clarify the voting preference for Class B shares after the distribution of the shares to Kerr-McGee's shareholders.

  The Registrant will disclose the voting preference for the Class B shares in an amendment to the registration statement after such information is available. The Registrant respectfully notes that the voting preference for the Class B shares will apply without change both before and after the Distribution.

Shares Eligible For Future Sale, page 95

The Distribution, page 96

37.
We note your statement that shares of Class B common stock distributed to Kerr-McGee common stockholders will generally be freely transferable. Please revise to clarify how these shares will become registered with the Commission.

  Kerr-McGee has represented to the Registrant that it intends to rely on the guidance given by the staff of the Division of Corporation Finance in Staff Legal Bulletin No. 4 (CF), dated September 16, 1997 ("SLB No. 4") to distribute the Registrant's Class B common stock. In SLB No. 4, the staff provides interpretive guidance regarding the circumstances under which a parent may spin-off the securities of a subsidiary without registration under Section 5 of the Securities Act. SLB No. 4 provides that a spin-off transaction will not have to be registered pursuant to Section 5 of the Securities Act so long as the following five conditions are satisfied:

  •
  the parent shareholders do not provide consideration for the spun-off shares;

  •
  the spin-off is pro-rata to the parent shareholders;

  •
  the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

  •
  the parent has a valid business purpose for the spin-off; and

  •
  if the parent spins-off "restricted securities," it has held those securities for at least two years.

  Each of the above conditions will be satisfied by Kerr-McGee's proposed spin-off of the Registrant's Class B common stock.

  The parent shareholders do not provide consideration for the spun-off shares. Kerr-McGee shareholders will not provide any consideration for the Registrant's Class B common stock.

  The spin-off is pro-rata to the parent shareholders. Kerr-McGee will distribute the Registrant's Class B common stock on a pro-rata basis to its shareholders.

  The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets. The third bullet point pertaining to the provision of public information about the subsidiary also will be satisfied. According to SLB No. 4, this condition is satisfied if, by the date that the parent spins-off the securities,

  •
  the subsidiary has been subject to the Exchange Act reporting requirements for at least 90 days;

  •
  the subsidiary is current in its Exchange Act reporting; and

  •
  the parent gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares, and the spin-off's expected tax consequences.

  Kerr-McGee is uncertain when it will effect the spin-off, if at all. In the event that it effects the spin-off more than 90 days after the Registrant has been subject to the Exchange Act reporting requirements, it will follow the guidance provided in SLB No. 4. Specifically, Kerr-McGee will be eligible to effect the spin-off without registration so long as the Registrant is current in its Exchange Act reports, and so long as Kerr-McGee gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares, and the spin-off's expected tax consequences.

  In the event that Kerr McGee chooses to effect the spin-off before the Registrant has been subject to the Exchange Act reporting requirements for at least 90 days, or if the Registrant is not current in its periodic reports at the time of the proposed spin-off, Kerr-McGee still may be able to effect the spin-off without registration. SLB No. 4 provides that a parent may spin-off the shares of its subsidiary in such circumstances if:

  •
  it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and

  •
  the subsidiary registers the spun-off securities under the Exchange Act.

  Based on this guidance, Kerr-McGee will give its shareholders an information statement that describes the spin-off and the Registrant and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. In addition, at that time, the Registrant will register its Class B common stock under the Exchange Act.

  The parent has a valid business purpose for the spin-off. Kerr-McGee has a valid purpose for the spin-off. It will be effecting the spin-off transaction to give its shareholders shares representing their indirect interests in the Registrant before the spin-off.

  If the parent spins-off "restricted securities," it has held those securities for at least two years. As indicated by SLB No. 4, this two-year holding period condition does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Here, Kerr-McGee formed the Registrant, the entity being spun-off, in May 2005. Accordingly, this condition does not apply to the instant transaction.

  Kerr-McGee has represented to the Registrant that, based on the foregoing, the proposed spin-off may be effected without registration under Section 5 of the Securities Act.

  Kerr-McGee also has represented to the Registrant its view that the Class B common stock distributed to Kerr-McGee shareholders in the spin-off will not constitute "restricted securities," and therefore will be "freely transferable." SLB No. 4 provides that securities received by shareholders in a spin-off that complies with the five conditions discussed above are not "restricted securities" under Rule 144. See SLB No. 4 ("It is the Division's view that securities received by shareholders in a spin-off that meets the conditions described in response to Question 4, above, generally are not "restricted securities."'). Since the Class B common stock will not be "restricted securities," they will be freely transferable to all shareholders other than the Registrant's affiliates.

Certain United States Federal Income and Estate Tax Consequences..., page 97

38.
Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

  The Registrant has revised the section heading and the first sentence of the first paragraph of page 96 in response to the Staff's comment. The revised disclosure provides as follows:

  "MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE
  TAX CONSEQUENCES TO NON-U.S. HOLDERS

          The following is a general summary of the material United States federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of our Class A common stock as of the date of this prospectus."

Underwriting, page 100

39.
Please revise to clarify the condition in the first bullet point.

  The Registrant has revised the disclosure to clarify that the underwriters' obligation to purchase all of the shares offered by the prospectus if any are purchased is not a condition but an obligation.

Lock-Up Agreements, page 101

40.
Confirm that there are no agreements or understandings between Lehman Brothers Inc. and J.P. Morgan Securities Inc. and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lockup period's expiration. Please also disclose the criteria that the underwriters will use in determining whether to consent to releasing the securities subject to the lock-up agreement.

  Currently, there are no agreements or understandings between the underwriters, Lehman Brothers Inc. and J.P. Morgan Securities Inc., and any persons that will be subject to the lock-up agreements to permit such persons to resell their shares before the lock-up period's expiration, nor does the Registrant expect there to be any such agreements or understandings in the future. The underwriters have advised the Registrant that there are no specific criteria for the waiver of the lock-up restrictions. The underwriters have advised us, however, that an increase in the Registrant's stock price would not alone justify a waiver of the lock-up restrictions.

  The underwriters have sole discretion for such waivers, which will be decided on a case by case basis. Accordingly, the Registrant respectfully submits that it cannot provide meaningful disclosure about the criteria that will be used by the underwriters in determining whether to consent to releasing the securities subject to the lock-up agreement.

Directed Share Program, page 102

41.
Please confirm, if true, the following regarding your directed share program:

•
except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

  •
  no offers were made prior to the filing of the registration statement;

  •
  offers were made only with the prospectus; and

  •
  no funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you will send to the directed share program participants.

  The Registrant hereby confirms that, with regard to the directed share program,

  •
  except for the underwriting commission, the offers and sales will be on the same terms as those offered to the general public;

  •
  no offers were made prior to the filing of the registration statement;

  •
  offers will be made only with the prospectus; and

  •
  no funds have been or will be committed or paid prior to effectiveness of the registration statement.

  As yet, the Registrant has not determined whether the shares purchased as part of the directed share program will be subject to the lock-up agreement. When the Registrant makes this determination, it will disclose such information in an amendment to the registration statement. In response to the Staff's request for copies of the materials to be sent to directed share program participants, the Registrant will provide such materials to the Staff once they are completed.

Electronic Distribution, page 103

42.
Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

  Each of Lehman Brothers Inc. and J.P. Morgan Securities Inc. has advised the Registrant that it may engage in the electronic offer and sale of shares and that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff. Lehman Brothers and J.P. Morgan Securities will continue to employ the same procedures as those previously reviewed by the Staff.

  If additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and sale of shares.

  Consistent with this approach, the following language has already been included in the first paragraph under "Electronic Distribution" in the underwriting section of the prospectus:

          "A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations."

43.
Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

  The underwriters have informed the Registrant that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While certain of the underwriters will contract with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an "Internet road show" with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor's customary procedures. In any agreements with the underwriters, the underwriters expect Yahoo! NetRoadshow to agree to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the Commission in connection with virtual road shows. Copies of the agreements with Yahoo! NetRoadshow will be provided to the Staff under separate cover once they are completed.

Where You Can Find Additional Information, page 104

44.
Delete the language that statements contained in the prospectus about the contents of any contract or other document "are not necessarily complete" and are "qualified by the provisions in such exhibit, to which reference is hereby made." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus. Please make corresponding revisions elsewhere in your document where you state that descriptions of agreements are not complete.

  In response to the Staff's comment, the Registrant has deleted this statement from the registration statement. In addition, the Registrant has revised the disclosure on page 87 to clarify that the Registrant has disclosed all material provisions of the rights agreement summarized in the registration statement.

Financial Statements

Statement of Operations, page F-3

45.
Please provide us with a reconciliation of the provision for environmental remediation and restoration, net of reimbursements line item on the statement of operations to that on the statement of cash flows.

  Please see Supplemental Support Item 45-A for the reconciliation of the provision for environmental remediation and restoration, net of reimbursements line item on the statement of operations to that on the statement of cash flows.

Note 1—The Company, page F-7

46.
Please tell us more regarding the recapitalization referred to in the second paragraph on page F-7 and tell us why its extent is currently unknown.

  The Registrant will provide updated and detailed disclosure about its recapitalization in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.

Note 2—Significant Accounting Policies, page F-8

Basis of Combination, page F-8

47.
Please provide us with your significance computations under Rules 3-09 and 4-08(g) of Regulation S-X for the Tiwest joint venture and other 50% or less owned entities for each period presented.

  Please see Supplemental Support Item 47-A for the computation under Rules 3-09 and 4-08(g) of Regulation S-X related to the Registrant's investments in affiliated companies that are 50% or less owned. The Registrant has proportionately consolidated in the combined financial statements its undivided interest in the Tiwest joint venture; therefore, it has not been included in the attached computation.

Property, Plant and Equipment, page F-9

48.
Please revise your disclosure to segregate machinery and equipment to enable you to provide narrower ranges of useful lives than 3 to 25 years.

  The Registrant has revised the disclosure on page F-9 of useful lives on machinery and equipment to provide as follows:

"Useful lives for property, plant and equipment are as follows:
Vessel linings, general mechanical and process equipment	3 - 10 years
Electrical equipment, process piping and waste treatment ponds	10 - 15 years
Support structures and process tanks	20 years
Electrical distribution systems, mining equipment and other infrastructure assets	25 years
Buildings	10 - 40 years."

Retirements and Sales, page F-9

49.
Please revise your statement of operations to reflect gains or losses on the sale of property, plant and equipment before the unlabeled subtotal depicting operating income. Please refer to paragraph 45 of SFAS 144.

  The Registrant acknowledges the Staff's comment and will reflect gains or losses on the sale of property, plant and equipment as indicated on a prospective basis. Because the gains or losses for each of the years presented is less than $0.5 million, the Registrant has not reflected a revision to the periods presented.

Employee Stock-Based Compensation, page F-12

50.
Please revise your disclosure to include your accounting policy for performance units.

  The Registrant respectfully submits that it does not believe that the accounting policy for performance units is a material accounting policy that needs to be disclosed, because total compensation expense was less than $1 million in each time period presented.

Revenue Recognition, page F-12

51.
Please disclose the types of expenses that you include in the cost of goods sold and selling, general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•
in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

  The Registrant has disclosed that shipping and handling costs, which include warehousing and distribution costs, are reported as cost of goods sold. The Registrant has not disclosed any shipping and handling costs that are included in selling, general and administrative expenses because there are no such costs. The Registrant respectfully submits that it believes the disclosure complies with the requirements and no further clarification is needed.

Note 1.1—Goodwill and Other Intangible Assets, page F-20

52.
Please disclose the nature of your indefinite-lived intangible assets and the basis for their classification as indefinite-lived.

  The Registrant has revised the description of the indefinite-lived intangible assets on page F-21 to read "Proprietary Technology." The Registrant believes this is more descriptive of the know-how and trade secrets used in its proprietary chloride process. Because there is no foreseeable threat of obsolescence to the chloride technology, the Registrant believes that it is appropriate to classify this intangible asset as indefinite-lived. The Registrant respectfully submits that its disclosure complies with the requirements of SFAS No. 142 to disclose the carrying amount for each major intangible asset class for each year presented. The Registrant has disclosed the carrying value for its "Proprietary Technology," which is the only indefinite-lived intangible asset.

Note 18—Employee Benefit Plans, page F-29

53.
Please revise your disclosure to include additional information regarding the assets and liabilities to be transferred to you on the distribution date. Please provide a description of the basis for their calculation. Please also provide us with additional information to help us understand why such amounts, which will be determined on the distribution date, cannot currently be determined.

  The Registrant will provide updated and detailed disclosure about the assets and liabilities to be transferred on the distribution date in an amendment to the registration statement after such information is available, and acknowledges that the Staff may have additional comments when such information is filed.

  At this time, the Registrant has not identified specifically all of the current Kerr-McGee employees who will become its employees after the Registrant's separation from Kerr-McGee. Until this occurs, the Registrant cannot finalize the actuarial calculations of the accumulated benefit obligation and projected benefit obligation that will be transferred. Kerr-McGee has informed the Registrant that it intends to transfer sufficient assets such that the new plan will be fully funded, but the final amounts will not be known until the final liabilities are calculated. In addition, Kerr-McGee has not determined at this time the specific assets within its qualified retirement plan that it will transfer to the Registrant.

54.
Please also provide us with additional explanation to help us understand why, given that you will assume the U.S. employee benefit plan liabilities related to your employees, their exclusion from your financial statements is appropriate. Please also address why you believe the disclosures specified by SFAS 132R are not required for the U.S. plans.

  At December 31, 2004 and 2003 and at March 31, 2005, the Registrant did not have any U.S. employee benefit plans and did not have an obligation related to any such plans. The U.S. employee benefit plans discussed in note 18 to the combined financial statements were Kerr-McGee's obligation on December 31, 2004 and 2003 and March 31, 2005. As discussed in note 18 to the combined financial statements, the Registrant anticipates that it will establish plans prior to the Distribution date, and Kerr-McGee will transfer assets and liabilities into the new plans at that time. However, until the obligations are transferred along with any associated assets, the Registrant respectfully submits that it does not believe it is appropriate to reflect assets and liabilities of other entities in its financial statements.

Note 21—Contingences, page F-37

Environmental, page F-38

55.
If true, please revise your disclosure to clarify that a range of the possible additional losses related to environmental contingencies is not estimable for any of the individual sites discussed or in total.

  The Registrant has revised the disclosure in response to the Staff's comment on page F-38 to clarify that a range of the possible additional losses related to environmental contingencies is not estimable for any of the individual sites or in total. The revised disclosure provides as follows:

          "Management believes, after consultation with internal legal counsel, that currently the company has reserved adequately for the reasonably estimable costs of environmental matters and other contingencies. Additions to the reserves may be required as additional information is obtained that enables the company to better estimate its liabilities, including liabilities at sites now under review. At this time, however, the company cannot reliably estimate a range of future additions to the reserves for any individual site or for all sites collectively."

Litigation And Claims, page F-46

Forest Products Litigation, page F-47

56.
Please revise your disclosure in the first full paragraph on page F-48 to clarify whether you believe that the ultimate resolution of the forest products litigation will have a material adverse effect on your cash flows.

  The Registrant has revised the disclosure in response to the Staff's comment on page F-48 to clarify that it does not believe that the ultimate resolution of the forest products litigation will have a material adverse effect on the Registrant, consistent with the other disclosures in this section. The revised disclosure provides as follows:

          "The company and its affiliates believe that the follow-on Columbus and Avoca claims, the remaining Hattiesburg claims and the claims related to the Texarkana plants are without substantial merit and are vigorously defending against them. The company has not provided a reserve for these lawsuits because at this time it cannot reasonably determine the probability of a loss, and the amount of loss, if any, cannot be reasonably estimated. The company believes that the ultimate resolution of the forest products litigation will not have a material adverse effect on the company."

Interim Financial Statements

57.
Please address the comments above in your interim financial statements as appropriate.

  The Registrant has addressed the comments above in its discussion of the interim financial statements where it deems such comments appropriate.

Exhibits

58.
We note that you plan to file nearly all of your exhibits by amendment, including all of the agreements related to your separation from Kerr-McGee. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please file these exhibits with enough time for us to review them before requesting effectiveness.

  The Registrant acknowledges that it will file most of its exhibits by amendment and undertakes to file the exhibits in an amendment to the registration statement after such information is available. The Registrant acknowledges that the Staff may have additional comments when the exhibits are filed.

59.
We note these disclosures in which you refer to experts:

•
on pages 49 and F-33 you disclose you based your expected long-term rate of return for the Netherlands pension plan assets on the advice of third-party consultants; and

•
on pages F-38 and F-63 you indicate that you consulted with counsel in concluding on the adequacy of your reserves for environmental and other contingencies.

You must identify these experts or delete your reference to them. If you chose to refer to and identify these experts, you must include these experts' consents in your Form S-1. See Rule 436(b) of Regulation C under the Securities Act.

  The Registrant has revised the disclosure in response to the Staff's first bullet point of this comment. The revised disclosure on pages 49 and F-33 provides as follows:

  "Long-term rate of return assumption for the Netherlands plan is developed considering the portfolio mix and country-specific economic data that includes the rates of return on local government and corporate bonds."

  The Registrant has revised the disclosure in response to the Staff's second bullet point of this comment to clarify that the reference to "counsel" on pages F-38 and F-63 is to "internal legal counsel" and not to an outside expert.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 662-5128 or by facsimile at (202) 778-5128. Thank you for your assistance.

Very truly yours,

/s/ David B.H. Martin

David B.H. Martin

Enclosures

cc:
Lesli Sheppard, Senior Staff Attorney
Matt Franker, Staff Attorney
Rufus Decker, Accounting Branch Chief
Scott Watkinson, Staff Accountant
Gregory F. Pilcher, Kerr-McGee Corporation
J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP